SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Belmond Ltd.

(Name of Issuer)

Class A Common Shares, par value $0.01 each

(Title of Class of Securities)

G1154H107

(CUSIP Number)

LVMH Moët Hennessy Louis Vuitton SE

22, Avenue Montaigne

75008 Paris, France

Attn: Bernard Kuhn

General Counsel

+33 1 44 13 23 61

with a copy to:

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

Attn: Craig Roeder

(312) 861 3730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G1154H107	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] LVMH Moët Hennessy Louis Vuitton SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,646,787
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,646,787
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,646,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.28% of the outstanding Class A Shares (see Note 1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculation of percentage based on 102,997,245 Class A Shares (as defined below) outstanding as of December 12, 2018, as represented by the Issuer pursuant to the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

The name of the issuer is Belmond Ltd., an exempted company incorporated in Bermuda (the “Issuer”). This statement on Schedule 13D (this “Schedule 13D”) relates to an aggregate of 12,646,787 Class A common shares, par value $0.01 per share, of the Issuer (such class of shares, the “Class A Shares,” and such aggregate number of Class A Shares, the “Purchased Class A Shares”) purchased by LVMH Moët Hennessy Louis Vuitton SE, a corporation organized under the laws of France (“LVMH”), through one of LVMH’s wholly-owned subsidiaries. The principal executive offices of the Issuer are located at 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed by LVMH.

The principal business address of LVMH is 22, Avenue Montaigne, 75008 Paris, France. The telephone number of LVMH is +33 1 44 13 22 22.

LVMH is the parent company of the world’s leading luxury products group (the “LVMH Group”). The LVMH Group brings together 70 prestigious houses, with 42.6 billion euros consolidated revenue in 2017 and a retail network of over 4,370 stores worldwide.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the directors and executive officers of LVMH, which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither LVMH nor, to LVMH’s knowledge, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

LVMH acquired the Purchased Class A Shares with working capital in open market and privately negotiated purchases as set forth on Annex B to this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the Purchased Class A Shares beneficially owned by LVMH is approximately $313,617,000, excluding brokerage commissions. Other than the foregoing consideration paid by LVMH for the Purchased Class A Shares and the related brokerage fees, LVMH has not paid, and will not pay, any other funds or consideration in connection with the Purchased Class A Shares.

Item 4.	Purpose of Transaction.

On December 13, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LVMH, Palladio Overseas Holding Limited, a company organized under the laws of England and Wales and an indirect, wholly-owned subsidiary of LVMH (“Holding”), and Fenice Ltd., an exempted company organized under the laws of Bermuda and a wholly-owned subsidiary of Holding (“Merger Sub”), pursuant to which LVMH will acquire the Issuer.

The Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Issuer in accordance with the Bermuda Companies Act (the “Merger”). At the effective time of the Merger (the “Effective Time”), the separate corporate existence of Merger Sub will thereupon cease and the Issuer will be the surviving company in the Merger (the “Surviving Company”) and become a subsidiary of Holding.

Under the Merger Agreement, at the Effective Time, each Class A Share issued and outstanding immediately prior to the Effective Time (other than Class A Shares held by the Issuer as treasury stock or that are owned by LVMH, Holding, Merger Sub or any other subsidiary of LVMH, including the Purchased Class A Shares if then owned by LVMH or any of its subsidiaries, or by any subsidiary of the Issuer) will be converted into the right to receive $25.00 per Class A Share in cash, net of applicable withholding taxes and without interest (the “Per Share Merger Consideration”). Any Class A Shares that are owned by shareholders who have complied with the requirements under the Bermuda Companies Act with respect to their rights to require appraisal of their Class A Shares and have not withdrawn or waived such right shall also be converted into the right to receive the Per Share Merger Consideration, together with any greater amount in accordance with the appraisal procedures under the Bermuda Companies Act. All of the Issuer’s Class B common shares, par value $0.01 per share (“Class B Shares”), will remain outstanding as Class B shares, par value $0.01 per share, of the Surviving Company and be unaffected by the Merger.

At the Effective Time, (i) all Issuer stock options outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the excess of the Per Share Merger Consideration over the per share exercise price of the option, multiplied by the number of Class A Shares underlying the option, (ii) all Issuer deferred share awards and Issuer restricted share awards outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the Per Share Merger Consideration, multiplied by the number of Class A Shares underlying the award and (iii) all Issuer performance share awards outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a lump sum cash payment (without interest and less applicable withholding taxes) in an amount equal to the Per Share Merger Consideration, multiplied by the number of Class A Shares subject to the performance share award calculated based on the target level of achievement.

The completion of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including: (i) the approval of the Merger Agreement by three-fourths (75%) of the votes cast by the Issuer’s Class A and Class B shareholders, voting together as a class, at the Issuer’s shareholder meeting, (ii) the receipt of antitrust approvals in certain foreign jurisdictions and (iii) the absence of any law or governmental order prohibiting the Merger. The parties’ respective obligations to complete the Merger are also subject to certain other customary conditions, including, among other things, the accuracy of their representations and warranties in the Merger Agreement (including, in the case of the Issuer, no material adverse effect on the Issuer having occurred since the signing of the Merger Agreement), and the performance of their respective obligations.

The Issuer has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary pre-closing covenants, including that the Issuer operate its businesses in the ordinary course consistent with past practice and refrain from taking certain actions without LVMH’s consent. The Issuer and LVMH have each agreed to use their best efforts to consummate the Merger, including using best efforts to obtain all required regulatory approvals.

The Merger Agreement also contains covenants by the Issuer not to participate in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring the Issuer’s board of directors to recommend that the Issuer’s shareholders vote to approve the Merger Agreement at the Issuer’s shareholder meeting, in each case subject to certain exceptions. The board of directors of the Issuer may change its recommendation in certain circumstances specified in the Merger Agreement in response to an unsolicited proposal for an alternative transaction or following an intervening event, and in the case of an unsolicited superior proposal the Issuer would have the right to terminate the Merger Agreement, provided that it pay the termination fee described below.

The Merger Agreement contains certain termination rights for the Issuer and LVMH, including, (i) in the event the Merger is not completed by October 31, 2019 (subject to each party having the right to extend to December 31, 2019 in the event that the required regulatory approvals have not been obtained), (ii) in the event the Issuer’s shareholders do not approve the Merger at the Issuer’s shareholder meeting, (iii) the right of the Issuer to terminate the Merger Agreement to accept a superior proposal, subject to specified limitations, and (iv) the right of LVMH to terminate the Merger Agreement if the Issuer’s board of directors changes its recommendation with respect to the Merger.

The Merger Agreement also requires the Issuer to pay a termination fee of $92,261,000 in the event the Merger Agreement is terminated in certain circumstances, including if the Issuer’s board of directors changes its recommendation prior to the shareholder meeting or the Issuer accepts a superior proposal. The Issuer will also be required to pay a termination fee if a competing proposal has been publicly announced or delivered to the board of directors (and not withdrawn) and the Merger Agreement is terminated for certain reasons, including a material breach by the Issuer or the failure of the Issuer’s shareholders to approve the Merger, if the Issuer enters into an acquisition agreement for or otherwise consummates a competing proposal within 12 months following termination.

Support Agreement

In connection with the parties’ entry into the Merger Agreement, Belmond Holdings 1 Ltd. (“Belmond Holdings”), a wholly owned subsidiary of the Issuer and owner of all of the outstanding Class B Shares entered into a Support Agreement, dated as of December 13, 2018, with LVMH (the “Support Agreement”). Under the Support Agreement, Belmond Holdings has agreed to attend the Issuer’s shareholder meeting and to vote, or cause to be voted, all of the Class B Shares in favor of the approval of the Merger Agreement at such meeting. The Support Agreement will terminate upon any termination of the Merger Agreement, or if the Issuer’s board of directors changes its recommendation in favor of the Merger Agreement.

Rights Agreement Amendment

In connection with the parties’ entry into the Merger Agreement, the Issuer and Computershare Trust Company N.A. (“Computershare”) entered into Amendment No. 3 to the Amended and Restated Rights Agreement, dated December 13, 2018 (the “Rights Agreement Amendment”), amending the Rights Agreement, dated June 1, 2000, as amended and restated as of April 12, 2007, by and between the Issuer (f/k/a Orient-Express Hotels Ltd.) and Computershare, as rights agent (as amended, the “Rights Agreement”). The effect of the Rights Agreement Amendment is to permit the Merger and the other transactions contemplated by the Merger Agreement and the Support Agreement to occur without triggering any distribution or other adverse event to LVMH or its affiliates under the Rights Agreement. In particular, (i) none of LVMH, Holding, Merger Sub or any of their respective affiliates or associates will become an Acquiring Person (as defined in the Rights Agreement) and (ii) neither a Shares Acquisition Date (as defined in the Rights Agreement) or a Distribution Date (as defined in the Rights Agreement) will occur as a result of the announcement, approval, execution, delivery and/or performance of the Merger Agreement or the Support Agreement or the consummation of any of the transactions contemplated thereby, including the Merger. Additionally, the Rights Agreement Amendment provides that the Rights (as defined in the Rights Agreement) will expire and cease to be exercisable immediately prior to, but contingent on the occurrence of, the Effective Time. In the event that the Merger Agreement is terminated in accordance with its terms, the Rights Agreement Amendment will be of no further force or effect and the Rights Agreement shall remain the same as it existed immediately prior to the execution of the Rights Amendment, subject to ministerial exceptions.

Purchased Class A Shares

In furtherance of the Merger and transactions contemplated by the Merger Agreement, LVMH intends to vote, or cause to be voted, the Purchased Class A Shares in favor of the approval of the Merger Agreement at the Issuer’s shareholder meeting.

Items 4(a)-(j) Generally

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and the Support Agreement, neither LVMH nor, to LVMH’s knowledge, any of the persons listed on Annex A, has any present plans or proposals which relate to, or which would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Additional Information

The foregoing descriptions of the Merger Agreement, the Support Agreement, the Rights Agreement Amendment and the transactions contemplated thereby, including the Merger, do not purport to be complete and are qualified in their entirety by the full text thereof, which are attached as Exhibit 2.1, Exhibit 10.1 and Exhibit 4.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 14, 2018. The Merger Agreement was attached to the Issuer’s Form 8-K to provide investors with information regarding its terms. It was not intended to provide any other factual information about the Issuer, LVMH or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties (including qualifications contained in confidential disclosures, some of which have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Prior to December 18, 2018, LVMH was not a beneficial owner, for purposes of Rule 13d-3 under the Act, of any Class A Shares or any other securities exchangeable or convertible into any such shares. As a result of the purchases set forth on Annex B, LVMH acquired sole beneficial ownership of the Purchased Class A Shares through one of its wholly-owned subsidiaries. To LVMH’s knowledge, no Class A Shares are beneficially owned by any of the persons identified in Annex A.

The Purchased Class A Shares represent approximately 12.28% of the outstanding Class A Shares of the Issuer, based upon 102,997,245 Class A Shares outstanding as of December 12, 2018, as represented by the Issuer pursuant to the Merger Agreement. The Purchased Class A Shares represent approximately 4.46% of the outstanding combined voting power of the Issuer as of December 12, 2018, based upon (i) the foregoing outstanding Class A Shares, (ii) 18,044,478 Class B Shares outstanding as of December 12, 2018, as represented by the Issuer pursuant to the Merger Agreement, and (iii) each Class A Share being entitled to 1/10th of one vote and each Class B Share being entitled to one vote, with the Class A Shares and Class B Shares voting together as a single class on all matters submitted for the approval of the shareholders of the Issuer, except as otherwise required by applicable law or the bye-laws of the Issuer.

LVMH, through its applicable wholly-owned subsidiary, has the sole power to vote, or to direct the vote of, and the sole power to dispose, or direct the disposition of, the Purchased Class A Shares. Neither LVMH nor its applicable wholly-owned subsidiary nor, to LVMH’s knowledge, any person identified in Annex A is a member of any “group” within the meaning of Section 13(d)(3) of the Act.

(c)    As described in Items 3 and 4 above, LVMH entered into the Merger Agreement and the Support Agreement and acquired the Purchased Class A Shares. Except as set forth herein with reference to the Merger Agreement, the Support Agreement and Annex B, LVMH has not effected any transaction in any Class A Shares during the past 60 days.

(d)    To LVMH’s knowledge, other than as set forth in the Merger Agreement, no person other than LVMH through its applicable wholly-owned subsidiary has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Class A Shares beneficially owned by LVMH.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference into Items 3, 4 and 5 above is incorporated herein by reference in its entirety. Except as set forth herein, there are no contracts, understandings or relationships between LVMH and any other person with respect to any Class A Shares.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2018

LVMH MOËT HENNESSY LOUIS VUITTON SE

/s/ Bernard Kuhn
Name:	Bernard Kuhn
Title:	General Counsel

Annex A

Directors and Executive Officers of the Reporting Person

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of LVMH. Unless otherwise indicated, the business address of each of the executive officers and directors set forth below is 22, Avenue Montaigne 75008 Paris, France.

Name	Present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted	Citizenship
Directors

Bernard Arnault	Chairman and Chief Executive Officer of LVMH	French

Antonio Belloni	Group Managing Director of LVMH	Italian

Antoine Arnault	Chief Executive Officer of Berluti, Berluti 120, rue du Faubourg Saint Honoré 75008 Paris, France	French

Delphine Arnault	Director and Executive Vice President of Louis Vuitton, Louis Vuitton Malletier 2, rue du Pont- Neuf 75001 Paris, France	French

Nicolas Bazire	Development and Acquisitions of LVMH	French

Bernadette Chirac	Chairman of Fondation Hopitaux de Paris – Hopitaux de France 13 rue Scipion 75005 Paris, France	French

Charles de Croisset	International Advisor, Goldman Sachs International, Goldman Sachs International Peterborough Court, 133 Fleet Street EC4A 2BB London, United Kingdom	French

Diego Della Valle	Chairman and Director delegate of Tod’s SpA, Tod’s SpA Corso Venisia, 30 20121 Milan, Italy	Italian

Clara Gaymard	Co-founder and CEO of Raise, Raise 138 bis, rue de Grenelle 75007 Paris, France	French

Marie-Josée Kravis	President of the Museum of Modern Art (MOMA) 625 Park Avenue New York, United States 10065	United States

Charles Powell	Cross-bench Member of the House of Lords, LVMH – Clarendon House 12 Clifford Street W1S 2LL London, United Kingdom	British

Marie-Laure Sauty de Chalon	Professor at the Institut d’Etudes Politiques of Paris 14 rue Rambuteau 75003 Paris, France	French

A-1

Name	Present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted	Citizenship

Yves-Thibault de Silguy	Managing Partner of YTSeuropaconsultants 13 bis avenue de la Motte Picquet 75007 Paris, France	French

Hubert Védrine	Managing Partner, Hubert Védrine (HV) Conseil SARL, Hubert Védrine (HV) Conseil 15 rue de Laborde 75008 Paris, France	French

Sophie Chassat	Chairman of INTIKKA 26 rue de Grenelle 75007 Paris, France	French

Paolo Bulgari	Advisory Board Member of LVMH, Chairman of Bvlgari, Bvlgari Lungotevere Marzio, 11 00187 Rome, Italy	Italian

Executive Officers Not Already Listed Above as Directors

Pietro Beccari	Chairman and Chief executive Officer of Christian Dior Couture	Italian

Michael Burke	Chairman and Chief Executive Officer of Louis Vuitton	French

Chantal Gaemperle	Executive Vice President of Human Resources and Synergies of LVMH	Swiss

Jean-Jacques Guiony	Chief Financial Officer of LVMH	French

Christopher de Lapuente	Chairman and Chief Executive Officer of Sephora and Beauty	British

Philippe Schaus	Chief Executive Officer of Moët Hennessy Wines and Spirits	Luxembourg

Sidney Toledano	Chairman and Chief Executive Officer of LVMH Fashion Group	French

Jean-Baptiste Voisin	Chief Strategy Officer of LVMH	French

Marc-Antoine Jamet	General Secretary of LVMH	French

A-2

Annex B

Transactions in the Class A Shares During the Past Sixty Days

The following table sets forth the transactions in Class A Shares effected by LVMH through one of its wholly-owned subsidiaries during the past sixty days, including the date of transaction, the amount of securities involved, the price per share and how the transaction was effected.

Date of Transaction	Amount of Class A Shares	Price Per Share	Transaction Method
December 18, 2018	3,753,732	$24.72	Open Market Purchase
December 19, 2018	757,417	$24.83	Open Market Purchase
December 19, 2018	6,591,298	$24.85	Privately Negotiated Purchase
December 20, 2018	1,544,340	$24.75	Open Market Purchase

B-1